Exhibit 99.1

NEWS RELEASE

Fortuna to present at the Gold Forum Americas 2023

in Colorado Springs, Colorado

Vancouver, September 11, 2023-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to announce that it will be presenting at the Gold Forum Americas, which is being held at the Broadmoor Hotel & Resort in Colorado Springs, Colorado, from September 17 to September 20, 2023.

Jorge A. Ganoza, President, Chief Executive Officer, and co-founder of Fortuna will be presenting on Monday, September 18 at 11:40 a.m. Mountain Daylight Time.

About Gold Forum Americas

Gold Forum Americas is the world´s oldest and largest gathering of precious commodity equities and their investors. Presented every year since 1989, the Gold Forum showcases seven-eighths of the world’s publicly traded gold and silver companies when measured by production or reserves. The invitation-only 35th Annual Gold Forum is attended by the world’s leading specialist precious metal investors as well as generalist institutional investors, private equity, and hedge funds. Buy-side and sell-side analysts from around the world make up the balance of the participants.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Côte d'Ivoire, Mexico, and Peru. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

Carlos Baca

Vice President, Investor Relations

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | www.fortunasilver.com | X | LinkedIn | YouTube